Ar4
4-11-03

03015920

VF 4-10-03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAHLER & EMERSON INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVENUE
(No. and Street)

RECD S.E.C.
APR 07 2003
535

NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HERBERT W. MAHLER (212) 476-0780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NELSON MAYOKA and COMPANY PC
(Name – *if individual, state last, first, middle name*)

88 HUNTINGTON ROAD, (Address) COLD SPRING HARBOR, (City) NEW YORK (State) 11724 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MY 4-14

OATH OR AFFIRMATION

I, HERBERT W. MAHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAHLER & EMERSON INC., as of JANUARY 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA PEREZ
Notary Public, State of New York
No. 01PE6003263
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 2, 2006

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAHLER & EMERSON INC.

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2003

MAHLER & EMERSON INC.
TABLE OF CONTENTS
JANUARY 31, 2003

Nelson, Mayoka & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Manhattan Office	***Long Island Office***
950 Third Avenue, 31ST Fl	*88 Huntington Road*
New York, NY 10022	*Cold Spring Harbor, NY 11724*
Tel. (212) 697-7979	*Fax (212) 697-8997*

E-mail: nelsonmayoka@yahoo.com

Independent Auditor's Report

Board of Directors
Mahler & Emerson Inc.
New York, New York

We have audited the accompanying statement of financial condition of Mahler & Emerson Inc. as of January 31, 2003 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahler & Emerson Inc. as of January 31, 2003, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company, PC
New York, New York
February 28, 2003

Exhibit A

Mahler & Emerson Inc.
Statement of Financial Condition
January 31, 2003

Assets

Cash and cash equivalents (Note 1)	$	6,169
Securities owned at market value (Note 2)		399,103
Due from Others		11,087
Prepaid Expenses		1,408
Total Assets	$	417,767

Liabilities & Stockholders' Equity

Accounts Payable & Accrued Expenses	$	500
Total Liabilities		500
Stockholders' equity (Notes 4 and 5)		
Common Stock		389,403
Retained Earnings		27,864
Total Stockholder's Equity		417,267
Total Liabilities & Stockholder's Equity	$	417,767

The accompanying notes are an integral part of these financial statements

Exhibit B

Mahler & Emerson Inc.
Statement of Income
For the Year Ended January 31, 2003

Revenues		
Management fees	$	40,012
Interest and Dividends		9,720
Realized & Unrealized Gains		(93,699)
		(43,967)
Expenses		
Communications & Occupancy		7,621
Other operating expenses		51,895
		59,516
Net Income before povision for income taxes		(103,483)
Provision for income taxes (Note 3)		7,069
Net income	$	(110,552)
Income per shareof common stock (Note 5):		
Net income	$	(18.75)
Shares Outstanding (Note 5)		5,897
Book value per share	$	70.76

The accompanying notes are an integral part of these financial statements

Exhibit C

Mahler & Emerson Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2003

	Common	Retained Earnings
Balances at February 1, 2002	$ 389,403	$ 138,416
Net loss		(110,552)
Balances at January 31, 2003	389,403	$ 27,864

The accompanying notes are an integral part of these financial statements

Exhibit D

Mahler & Emerson Inc.
Statement of Cash Flows
For the Year Ended January 31, 2003

Cash flows form operating activities	
Net Loss	$ (110,552)
Adjustments to reconcile net Income	
to net cash provided by operating activities:	
Decrease in Due from others	2,263
Decrease in Securities owned	74,986
Decrease in accrued expenses and accounts payable	(3,100)
Increase in prepaid expenses	(1,408)
Total adjustments	72,741
Net cash used in operating activities	(37,811)
Cash and cash equivalents - beginning of year	43,980
Cash and cash equivalents - end of year	$ 6,169

The accompanying notes are an integral part of these financial statements

Exhibit E

Mahler & Emerson Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2003

Subordinated liabilities at February 1 , 2002	$ -
Subordinated liabilities at January 31 , 2003	-

The accompanying notes are an integral part of these financial statements

EXHIBIT F

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2003

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year. It is assumed that all dilutive stock options are exercised at date of issuance and that proceeds are used to purchase shares of common stock.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Note 2 – Securities owned

Marketable securities consist of trading and investment securities at quoted market values, as illustrated below.

	Owned
Corporate stocks	$ 399,103

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

Federal, State and City	$7,069

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At January 31, 2003, the company had net capital and net capital requirements of approximately $350,706 and $100,000 respectively. The Company's net capital ratio was 3.51 to 1.

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2003

Note 5 - Capital Stock and Stock Options

The authorized, issued and outstanding shares of capital stock at January 31, 2003 were as follows:

Class A common stock, no par value, shares authorized 1,000: no shares issued and outstanding.

In the fiscal year ended January 31, 2003 officers and directors extended options to January 14, 2006 to acquire 800 shares of common stock at $59.00 per share, which previously expired on January 14, 2003.

In addition, the corporation issued options to officers and directors to acquire 1,400 shares of common stock at $66.00 per share, which expire on January 30, 2007.

Common stock, no par value: authorized 50,000 shares: issued 5,897 shares.

Options to purchase common stock are available to certain officers and directors. The option price was not less than the market price of the Company's common stock on the date of grant. All options are exercisable at any time as follows:

Number of Shares	Option price	Expiration date
500	84	January 4, 2005
800	59	January 14, 2006
1,400	66	January 30, 2007

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Schedule I

Mahler & Emerson Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2003

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$	415,859
Haircuts on securities owned		(59,865)
Undue Concentration		(5,190)
Net capital	$	350,804

Computation of Basic Net Capital Requirement

Minimum net capital requirements of reporting broker-dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	250,804

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	500
Ratio: Aggregate indebtedness to net capital		0.190%

The accompanying notes are an integral part of these financial statements

Schedule II

Mahler & Emerson Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2003

Reconciliation with Company's computation included in Part II of Form X 17A-5 as of January 31, 2003

Net capital , as reported in Company's Part II (Unaudited) Focus Report	$ 350,804
Net audit adjustments	-
Net capital per above	$ 350,804

The accompanying notes are an integral part of these financ

Schedule III

Mahler & Emerson Inc.

Information Relating to Possession or control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of January 31, 2003

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

The accompanying notes are an integral part of these finan

Schedule IV

Mahler & Emerson Inc.

A Report Describing Any Material Inadequacies Found
to Exist or Found to Have Existed Since the
Date of the Previous Audit.
As of January 31, 2003

No material inadequacies were found to exist as of January 31, 2003 or were found to exist since the date of the previous audit with respect to the company's internal control system.

The accompanying notes are an integral part of these financial statements